FRANK J. HARITON - ATTORNEY - AT - LAW

1065 Dobbs Ferry Road - White Plains - New York 10607 - (Tel) (914) 674-4373 - (Fax) (914) 693-2963 - (e-mail) hariton@sprynet.com

March 4, 2014

Mr. H. Roger Schwall Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

NightFood Holdings, Inc.

Amendment Number 2 to Registration Statement on Form S-1

Filed today

File Number 333-193347

Dear Mr. Schwall:

Today we are filing amendment number 2 to the above captioned registration statement.  This amendment principally involves an updating of the material previously filed and changes to the registration statement in response to the staff’s comment letter dated February 28, 2014.  The numbered paragraphs below correspond to the numbered paragraph’s in the staff’s comment letter and set forth our responses thereto:

1.

The updated audit report and appropriate edits to the notes have been properly included in this amendment.

2.

The requested title changes and footnote information has been provided.

3.

We have changed the reference to 2014 in the footnote to 2013.

4.

The exhibit has been re-filed in a searchable format.

Please feel free to contact me with any questions you may have regarding the foregoing.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton